EXHIBIT 99.1

NXT Energy Solutions Inc. Announces Changes in Financial Leadership

CALGARY, Alberta, Dec. 01, 2017 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX:SFD) (OTC QB:NSFDF) announces that Mrs. Beverly Stewart has stepped down as the Company’s Vice-President and Chief Financial Officer, effective November 30th, 2017.

As we announced on October 19th, 2017 the Company is substantially advanced on negotiating employment terms with a new Chief Financial Officer (the “CFO”) with significant oil and gas and capital markets experience.  It is expected that negotiations will be successfully concluded within the next 30 days.

In the meantime, Mr. Charles Selby, NXT Lead Director, will take on the role of Chief Financial Officer.  Mr. Selby holds a B. Sc. (Hons) in Chemical Engineering, a J.D. degree and is a registered professional engineer in the Province of Alberta.  Mr. Selby is also the Chairman and CEO of Montana Exploration Corp., a TSX-V reporting issuer.  He is the president of Caledonian Royalty Corporation and Caledonian Global Corporation, both private entities which are involved in oil & gas exploration and production. He is a former officer (1993 to 2010) of Pengrowth Corporation, which administered Pengrowth Energy Trust, a large North American energy royalty trust.  Mr. Selby has also previously been a director of several other Canadian reporting issuers.  Mr. Selby joined NXT's Board in 2006 is the Chairman of NXT’s Compensation Committee, and a member of its Audit and Disclosure Committees.

For further information about NXT, please contact NXT’s Head office at nxt_ info@nxtenergy.com

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc. NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements
This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT Energy are described in its most recent MD&A for the year ended December 31, 2016 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:
George Liszicasz
Chairman & Chief Executive Officer
NXT Energy Solutions Inc.
403-206-0800
Nxt_info@nxtenergy.com
www.nxtenergy.com

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